The date of this Supplement is January 28, 2000

SUPPLEMENT
(To Prospectus Dated June 24, 1999, Prospectus Supplement
Dated June 24, 1999 and Supplement Dated January 25, 2000)

                             ACE SECURITIES CORP.
                        Home Equity Loan Trust 1999-LB1
                  Home Equity Loan Pass-Through Certificates

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         Capitalized terms used but not defined herein have the meanings assigned to them in the Prospectus Supplement dated June 24, 1999 (the "Prospectus Supplement").

         The Depositor is in the process of soliciting the consent of holders of the Class B Certificates to amendment of the Pooling and Servicing Agreement. If the amendment is approved by each Class B Certificateholder, the definition of "Targeted Overcollateralization Amount" on page S-31 of the Prospectus Supplement will be deleted and replaced with the following:

          The "Targeted Overcollateralization Amount" for any Distribution Date will be

               (a)  before the Stepdown Date, the greater of

                    (1) the product of 4.30% and the Cut-off Date Balance, and

                    (2) (A) 125% of the product of (x) the Three Month Delinquency Rate and (y) the Total Loan Balance minus
                         (B) the Class Principal Amount of the Class B Certificates before giving effect to distributions of principal thereon on the related Distribution Date or application of any Applied Loss Amount on that Distribution Date; and

               (b)  on and after the Stepdown Date, the greatest of

                    (1) the product of 8.60% and the Total Loan Balance for the related Distribution Date,

                    (2)  the amount calculated in accordance with clause
                         (a)(2) above,

                    (3)  the product of 0.75% and the Cut-Off Date Balance,

                    (4) the sum of the three largest outstanding principal balances of the Mortgage Loans, and

                    (5) the total outstanding principal balance of all Mortgage Loans 270 or more days delinquent, all Mortgage Loans in foreclosure and all REO Properties as of the last day of the related Due Period.

          The Underwriter, as holder of $9,216,554 in initial Certificate Principal Amount of Class B Certificates, has consented to the amendment. Any purchaser of Class B Certificates from the Underwriter will be bound by that consent and will not be entitled to withdraw it. The holder of the Class R Certificate and MBIA have advised the Depositor that each of them will consent to the proposed amendment. MBIA is entitled to exercise all consent rights of the Senior Certificates under the Pooling and Servicing Agreement

          If the proposed amendment is approved, the Targeted Overcollateralization Amount as calculated pursuant to clause (a)(2) will be less likely to exceed the amount calculated pursuant to clause (a)(1) than would be the case if the proposed amendment is not adopted. Therefore, under certain circumstances the Targeted Overcollateralization Amount will be lower, prior to the Stepdown Date, if the proposed amendment is approved than would be the case if the proposed amendment is not adopted.

          Prospective investors in Class B Certificates should make their investment decision on the basis of an expectation that the amendment will be adopted.

          This Supplement corrects and supersedes the Supplement dated January 25, 2000.